# Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

[redacted]

04012226



F/DI: 652/29.12.2003



BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

**Public Power Corporation S.A.- File No. 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- Announcement regarding bonus shares

# PUBLIC POWER CORPORATION S.A.

## Announcement regarding bonus shares of PPC S.A.

*Public Power Corporation S.A. (PPC)* is to distribute bonus shares to 2,279 shareholders-employees who held for twelve (12) months the shares they obtained through the placement to employees of the Company in December 2002.

The ratio of bonus shares distribution is one share for each ten shares, and up to a maximum number of 200 bonus shares per individual investor (PPC's employee) who held their PPC shares still on December 11, 2003, marking the completion of a stock trading period of twelve months. The total amount of shares to be distributed is 88,257 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on January 15, 2004.

ATHENS, December 29, 2003

**Public Power Corporation S.A.**
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 652/29.12.2003

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

**Public Power Corporation S.A.- File No. 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of announcement regarding bonus shares.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Announcement regarding bonus shares

# PUBLIC POWER CORPORATION S.A.

## Announcement regarding bonus shares of PPC S.A.

*Public Power Corporation S.A. (PPC)* is to distribute bonus shares to 2,279 shareholders-employees who held for twelve (12) months the shares they obtained through the placement to employees of the Company in December 2002.

The ratio of bonus shares distribution is one share for each ten shares, and up to a maximum number of 200 bonus shares per individual investor (PPC's employee) who held their PPC shares still on December 11, 2003, marking the completion of a stock trading period of twelve months. The total amount of shares to be distributed is 88,257 pieces, of a total 232,000,000 PPC shares. The Hellenic Republic will distribute the shares to beneficiaries over the counter on January 15, 2004.

ATHENS, December 29, 2003

# Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece


F/DI: 649 | 29.12.03

BY COURIER

SEC MAIL PROCESSING RECEIVED JAN - 2 2004 WASH, D.C. 150 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

**Public Power Corporation S.A.- File No. 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of results of PPC S.A.'s Extraordinary General Meeting of majority shareholder on December 29, 2003.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice of results of PPC's EGM

**PUBLIC POWER CORPORATION S.A.**

**Announcement**
**Of the Extraordinary General Meeting of majority shareholders of Public Power Corporation S.A. result.**

Today on Monday the 29th of December 2003 at 11:00 a.m., the Extraordinary General Meeting of majority shareholders of the societe anonyme under the name "Public Power Corporation S.A" took place.

In accordance with the Greek Law and articles 10 2a of the Articles of incorporation, the following six (6) members of the Board of Directors of PPC S.A. were elected:

1. Mr. Demetrios Papoulias,
2. Mr. Stergios Nezis,
3. Mr. Miltiadis Gargaretas,
4. Mr. Demetrios Georgarakis,
5. Mr. Vassilios Trapezanoglou,
6. Mrs. Helen Tsamadou

Athens, 29 December 2003

**Public Power Corporation S.A.**
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 649 | 29.12.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

**Public Power Corporation S.A.- File No. 82-34707**
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of results of PPC S.A.'s Extraordinary General Meeting of majority shareholder on December 29, 2003.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice of results of PPC's EGM

**PUBLIC POWER CORPORATION S.A.**

## Announcement
## Of the Extraordinary General Meeting of majority shareholders of Public Power Corporation S.A. result.

Today on Monday the 29th of December 2003 at 11:00 a.m., the Extraordinary General Meeting of majority shareholders of the societe anonyme under the name "Public Power Corporation S.A" took place.

In accordance with the Greek Law and articles 10 2a of the Articles of incorporation, the following six (6) members of the Board of Directors of PPC S.A. were elected:

1. Mr. Demetrios Papoulias,
2. Mr. Stergios Nezis,
3. Mr. Miltiadis Gargaretas,
4. Mr. Demetrios Georgarakis,
5. Mr. Vassilios Trapezanoglou,
6. Mrs. Helen Tsamadou

Athens, 29 December 2003